Filed by TranSwitch Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 13e-4(c)

under the Securities Exchange Act of 1934, as amended

Subject Company: TranSwitch Corporation (File No. 0-25996)

TranSwitch Corporation Announces Filing of a Registration Statement for Proposed

Exchange Offer with the Holders of its 5.45% Convertible Plus Cash NotesSM due 2007

SHELTON, CT—June 17, 2005—TranSwitch Corporation (NASDAQ: TXCC), a leading provider of high-speed broadband, switching and transport semiconductor solutions for voice, data and video communications, today announced that it has filed a registration statement with the Securities and Exchange Commission relating to a proposed exchange offer involving holders of its currently outstanding 5.45% Convertible Plus Cash NotesSM due September 2007. In the proposed exchange offer, TranSwitch would offer up to 14,711,627 shares of its Common Stock, $.001 par value, and up to $52,337,350 in cash for up to all of the $80,519,000 aggregate principal amount of its currently outstanding 5.45% notes.

If consummated, the exchange offer will allow TranSwitch to further reduce its outstanding indebtedness.

Piper Jaffray & Co. is serving as the lead dealer manager for the exchange offer. Thomas Weisel Partners LLC and Pacific Growth Equities, LLC are serving as co-dealer managers for the exchange offer. A registration statement for the common stock to be issued in the exchange has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be exchanged or sold, nor may offers to exchange or offers to buy them be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to exchange or sell, or the solicitation of an offer to buy, the securities, nor shall there be any offer, exchange, solicitation or sale of any securities in any state in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

At the time the exchange offer is commenced, TranSwitch will file a Tender Offer Statement with the Securities and Exchange Commission. The Tender Offer Statement (including the prospectus attached as an exhibit thereto, a related letter of transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the exchange offer. The prospectus, the related letter of transmittal and certain other offer documents will be made available to all holders of the 5.45% notes at no expense to them. The Tender Offer Statement (including the prospectus, the related letter of transmittal and all other offer documents filed with the Securities and Exchange Commission) will also be available for free at the Securities and Exchange Commission’s website at www.sec.gov.

TranSwitch Corporation designs, develops and markets innovative semiconductors that provide core functionality and complete solutions for voice, data and video communications network equipment. As a leading supplier to telecom, datacom, cable television and wireless markets,

TranSwitch customers include the major OEMs that serve the worldwide public network, the Internet and corporate Wide Area Networks (WANs). TranSwitch devices for Broadband, Transport and Switching are inherently flexible, many incorporating embedded programmable microcontrollers to rapidly meet customers’ new requirements or evolving network standards by modifying a function via software instruction. TranSwitch implements global communications standards in its VLSI solutions and is committed to providing high-quality products and services. TranSwitch, Shelton, CT, is an ISO 9001:2000 registered company. For more information, visit www.transwitch.com.

Forward-looking statements, including statements regarding management’s expectations for future financial results and the markets for TranSwitch’s products, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that these forward-looking statements regarding TranSwitch, its operations and its financial results involve risks and uncertainties, including without limitation risks of downturns in economic conditions generally and in the telecommunications and data communications markets and the semiconductor industry specifically; risks in product development and market acceptance of and demand for TranSwitch’s products and products developed by TranSwitch’s customers; risks relating to TranSwitch’s indebtedness; risks of failing to attract and retain key managerial and technical personnel; risks associated with foreign sales and high customer concentration; risks associated with competition and competitive pricing pressures; risks associated with investing in new businesses; risks of dependence on third-party VLSI fabrication facilities; risks related to intellectual property rights and litigation; risks in technology development and commercialization; and other risks detailed in TranSwitch’s filings with the Securities and Exchange Commission. Actual results could differ materially from those currently expected or anticipated.

TranSwitch is a registered trademark of TranSwitch Corporation. Plus Cash Notes is a servicemark of Piper Jaffray.

For more information contact:

TranSwitch Corporation

Peter J. Tallian, Senior Vice President and CFO

Phone:	203/929-8810 ext. 2427
Fax:	203/926-9453

www.transwitch.com

Piper Jaffray & Co.

Convertible Securities Desk

Brian Sullivan

Phone: 415/984-5144